UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BENEFYTT TECHNOLOGIES, INC.

(Name of Subject Company)

BENEFYTT TECHNOLOGIES, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

Class A Common Stock: 08182C106

Class B Common Stock: None

(CUSIP Number of Class of Securities)

Erik Helding

Chief Financial Officer, Secretary and Treasurer

3450 Buschwood Park Dr., Suite 200

Tampa, Florida 33618

(813) 397-1187

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Domenick DiCicco General Counsel and Chief Compliance Officer 3450 Buschwood Park Dr., Suite 200 Tampa, Florida 33618 (813) 397-1187	Michael J. Aiello, Esq. Eoghan P. Keenan, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Benefytt Technologies, Inc. (“Benefytt” or the “Company”) with the Securities and Exchange Commission on July 24, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Daylight Beta Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Daylight Beta Parent Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding Class A Common Stock, par value $0.001 per share, of the Company (the “Class A Shares”) at an offer price of $31.00 per Class A Share, net to the seller thereof in cash, without interest and subject to any withholding taxes (such amount or any higher amount per Class A Share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent, dated July 24, 2020, and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Purchaser is also offering to acquire all of the outstanding shares of Class B Common Stock, par value $0.001 per share, of Benefytt (the “Class B Shares”) for no consideration. Purchaser’s offer to purchase all of the outstanding Class A Shares and Class B Shares pursuant to the Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, are collectively referred to herein as the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on July 24, 2020. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentences at the end of the last paragraph under the subheading “HSR Act” under the heading “Regulatory Approvals” on page 40 of the Schedule 14D-9:

“On August 4, 2020, Benefytt and Parent received early termination of the waiting period applicable to the Offer under the HSR Act. Accordingly, the Offer Condition relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the current disclosure under the heading “Legal Proceedings” on page 41 of the Schedule 14D-9 with the following paragraph:

Since the initial filing of the Schedule 14D-9, six actions, including one putative class action, have been filed in federal courts in Delaware and New York by purported Benefytt stockholders in connection with the Offer: Plumley v. Benefytt Technologies, Inc., et al., No. 1:20-cv-01017 (D. Del.); Shine v. Benefytt Technologies, Inc., et al., No. 1:20-cv-05976 (S.D.N.Y.); Levin v. Benefytt Technologies, Inc., et al., No. 1:20-cv-03522 (E.D.N.Y.); Glaze v. Benefytt Technologies, Inc., et al., No. 1:20-cv-06118 (S.D.N.Y.); Hoover v. Benefytt Technologies, Inc., et al., No. 1:20-cv-06145 (S.D.N.Y.); and Klein v. Benefytt Technologies, Inc., et al., No. 1:20-cv-03561 (E.D.N.Y.). Each of the complaints names Benefytt and the members of its board of directors as defendants, and the Plumley and Klein complaints also name Parent and Purchaser as defendants. The complaints generally allege, among other things, that the Schedule 14D-9 is false and misleading and/or omits material information concerning the transactions contemplated by the Offer in violation of Sections 14(d), 14(e), and/or 20(a) of the Securities Exchange Act of 1934, and Rule 14d-9 promulgated thereunder. The Hoover complaint also alleges that the Schedule 14d-9 is false and misleading and/or omits material information concerning the transactions contemplated by the offer in breach of the Benefytt directors’ fiduciary duties. The complaints generally seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. The defendants believe that the claims asserted in all the above-referenced actions are without merit.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BENEFYTT TECHNOLOGIES, INC.

Date: August 10, 2020	By:	/s/ Erik M. Helding
Erik M. Helding
Chief Financial Officer, Secretary and Treasurer